Room 4561

March 22, 2006

Mr. Michael Levine
President
Vital Products, Inc.
35 Adesso Drive
Concord, Ontario L4K 3C7
Canada

Re: Vital Products, Inc.
        Amendment No. 3 to Registration Statement on Form SB-2 filed February 24, 2006
        File No. 333-127915

Dear Mr. Levine:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form SB-2

1.   Statements from the president on your Web site, www.vitalproductsinc.com and www.vitalbaby.com, explicitly address "potential investors" and include industry information such as "growth of more than 400% over the last two decades" and your position as an "industry leader." Please advise us when this and similar information was issued, and provide us your detailed analysis regarding whether any of these communications is an "offer" within the meaning of Section 2(a)(3) of the Securities Act, and whether they comprise a "prospectus" within the meaning of Section 2(a)(10). If you believe that these communications are regularly released factual business information that is intended for use by persons other than in their capacity as investors or potential investors, please thoroughly explain the basis for that belief. In preparing your response

to this comment, you may wish to review Section III of Release No. 33-8591 (August 3, 2005).

2.   It appears the prospectus should provide investors with the information referenced in the preceding comment. Please ensure that any statements in the prospectus regarding market size clearly indicate the size of the market your current products actually address. Provide us with appropriate documentation that supports the factual basis of the statements. Your responsive submission should include the relevant portions of reports or articles upon which the statements rely. Highlight or otherwise mark reports you provide with your response to appropriately connect the source relied upon to the issuer's statements. Please tell us whether third-party reports or articles that are the basis for the statements are publicly available without cost or at nominal cost.

3.   In the referenced Web site message from the president, you assert that you are "well poised to capture a sizable portion of th[e baby products] market." What is the reasonable basis for a claim of this nature? In your response letter provide a detailed analysis, with factual support, concerning the portion of the $20 billion market for baby care products that is addressed by your current products.   Please also detail and quantify your assertion that "sales, having improved year over year[,] are anticipated to continue their escalation every month." Further, please provide us support for your assertion that you are an industry leader.

4.   Please explain to us why David Walt is identified as your president in the Web site message when your disclosure identifies Michael Levine as occupying such role.

Registration Statement Facing Page

5.   We note that your calculation of registration fee table on your prior amendment filed on September 23, 2005 reflects the registration of 45,250,000 shares of common stock. Your prospectus, however, appears to relate to the resale of 5,250,000 shares by selling stockholders. Please revise as appropriate.

6.   It appears that the legend required on your prospectus cover page pursuant to Item 501(a)(10) of Regulation S-B is located at the bottom the facing page of your registration statement. Please revise.

Prospectus Cover Page

7.   Please eliminate the references to the specific selling stockholders and replace these names by a statement that indicates the shares are offered by several selling stockholders who are identified at a page of the prospectus you reference. Additionally, please remove the paragraph that follows the cross reference to the risk factors, as that legalistic disclaimer is not consistent with the requirements of paragraph (d) of Rule 421. We will

not object if you move the disclaimer to a section of the filing that is not subject to Plain English requirements.

8.   Please provide the information concerning the initial offering price that is required by Item 501(a)(9) of Regulation S-B. In the context of an initial public offering the cover page must state a specific offering price at which initial sales will be made. In addition to the information on the cover page, revise the text of the prospectus, such as the statement on page 10 that prices will fluctuate based on demand for the shares. We note from your risk factor disclosure on page 8 that you intend to list your shares on the OTC Bulletin Board. If the selling stockholders wish to sell their shares at market prices prevailing at the time of sale, or at negotiated prices, after the prices for the shares are quoted on the OTC Bulletin Board, please revise the prospectus cover page to state that the selling stockholders will sell at a price of $x.xx (or a range) per share until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Prospectus Summary, page 5

9.   You state that you were recently formed, but do not clearly inform investors that your business was conducted by On The Go Healthcare with different management since at least 2002. Please provide this information in the summary and indicate that those activities generated losses in all prior periods. Furthermore, discuss the value to investors of the financial statements included in the prospectus for the periods prior to the acquisition that reflect the activities of the childcare division of On the Go Healthcare. Please consider whether risk factor disclosure is also appropriate.

10.   In your response letter, describe the extent to which overhead or other indirect expenses associated with the operation of the business by On the Go Healthcare are not included in the divisional statements provided in the prospectus. What are the components of the "selling, general and admistrative expenses" in the statement of operations? Also, explain how you allocated general and administrative and similar overhead costs between the childcare division of On the Go Healthcare and any other business activities.

11.   Please clarify here and in your business discussion whether all the business lines that you describe were obtained through your acquisition of the assets of the childcare division of On the Go Healthcare.

12.   You state that substantially all of your sales are derived from the Heinz Baby Basics line. Please clarify whether this statement here and in your business discussion applies to your business since your acquisition of the childcare division or to the division prior to your acquisition as well. Further, please disclose the percentage of revenue derived from the Heinz Baby Basics line. Please also clarify whether the Heinz name bears any relationship to H.J. Heinz Company and, if so, whether a material agreement with H.J. Heinz Company exists governing your use of their name. Please discuss the material

terms of the agreement and relationship in your prospectus where appropriate and file the agreement pursuant to Item 601(b)(10)(i) of Regulation S-B.

13. We note that your message of the president on your Web site states that you are the exclusive Canadian licensee of the Heinz Baby Basics Feeding Accessories line and that you have Canadian distribution rights for Sudocrem, "Europe's most respected and effective diaper rash ointment." Such license and distribution arrangements, including the geographic nature of such rights, appear to be material information regarding your business. Please revise your disclosure throughout to discuss these and other aspects of your business in a materially complete manner. Please also provide us with support for claims concerning the reputation of Sudocrem and note our prior comment in respect of any agreement for the distribution rights for Sudocrem.

14. Your disclosure here identifying each selling stockholder and the shares held provides more detail than appropriate for the prospectus summary. Pursuant to Item 503 of Regulation S-B, the summary should be brief and should not contain all of the detailed information in the prospectus. If you feel it is important to reference a limited number of selling stockholders, such as On the Go Healthcare, please tell us why that information needs to be presented in the summary. Please revise your summary or advise us otherwise.

Risk Factors, page 6

15. Please relocate your cautionary statement concerning forward-looking statements. Your cautionary statement is not a risk factor.

16. Your auditors have indicated their doubt about your ability to continue as a going concern. Please provide a risk factor discussion regarding your auditor's opinion and in particular that the recorded asset and liability amounts are predicated on the assumption that the company will continue as going concern, as to which there is substantial doubt. Describe the consequences to investors in assessing the financial information.

We have a limited operating history…, page 7

17. Your risk factor discusses the risks inherent in a business and/or product in an early stage of development. You are the successor to business operations conducted unprofitably for several years by the childcare division of On the Go Healthcare, however. Accordingly, it appears that there has been some business history with the child products you are now marketing albeit under new ownership. Please revise to put your references to a limited operating history in an appropriate historical context. Discuss the risk(s) raised by your plans to conduct the business concerning these established product lines under your new ownership.

<u>We may not be able to obtain raw materials…, page 7</u>

18.   Please provide disclosure here and elsewhere, as appropriate, about the key suppliers you refer to in this risk factor. Please identify such suppliers and discuss how dependent you are to such suppliers and for what specific raw materials. Please also see Item 101(b)(5) of Regulation S-B for additional guidance.

<u>We need external funding…, page 7</u>

19.   Please reconcile your statement in the title of this risk factor that you "need external funding" with your subsequent statement in the risk factor that you "may require additional funds." Please discuss here and elsewhere, as appropriate, whether you have any plans to obtain any necessary financing. Provide quantitative information concerning the minimum amount of additional funding you require, if any, to conduct your planned business activities for a period of not less than 12 months from the effective date of the registration statement.

<u>We do not own patents on our products…, page 7</u>

20.   You indicate that you have developed products for which you do not plan to seek patent protection. Your disclosure regarding your relatively recent acquisition of the childcare division of On the Go Healthcare implies that you have not developed any products. Please clarify your disclosure and elaborate on why you do not intend to seek patent protection for your products.

<u>If we lose the research and development skills and manufacturing capabilities…, page 8</u>

21.   Please reconcile this risk factor regarding Mr. Michael Levine's role as your chief product engineer and his relationship with your key suppliers with your prior disclosure that the business of Vital Products was established by the acquisition of the childcare division of On the Go Healthcare. Considering your business is derived from this childcare division, please explain how Mr. Levine figures significantly in the development of products and the establishment of key supplier relationships.

<u>We will incur increased costs as a result of being a public company, page 10</u>

22.   Please provide quantitative information concerning the additional anticipated costs of operations as public company, in order to provide potential investors with information concerning the magnitude of the risk you describe.

<u>Selling Security Holders, page 10</u>

23.   It appears that most of you selling stockholders obtained their shares for various services rendered. Please provide a materially complete discussion of how each selling stockholder obtained their shares and provide additional disclosure as to the specific services each selling stockholder rendered.

24.   Pursuant to Item 507 of Regulation S-B, please state any position, office or other material relationship which the selling stockholder has had within the past three years with On the Go Healthcare, which is a "predecessor" of Vital Products, as defined in Rule 405 under the Securities Act.

25.   We note that The Cellular Connection and NFC Corporation hold restricted shares and that a services agreement exists between The Cellular Connection. Please disclose the terms of the services agreement and file any agreements with selling stockholders named in the prospectus as exhibits to your registration statement, such as the services agreement. Describe any vesting conditions with respect to the stock, as applicable.

26.   Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by the Trust to Benefit On the Go Shareholders. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

27.   Please disclose the purpose and activities of the Trust to Benefit On the Go Shareholders including a discussion as to how this trust's operations and activities are constrained to benefit On the Go Healthcare's stockholders. We note that the asset sale agreement states that the equity consideration was to be issued to On the Go Healthcare. Please advise us how such shares came into the possession of the trust. Please also provide us a copy of the governing document(s) of the trust for our review.

Directors, Executive Officers, Promoters and Control Persons

Biographies of Executive Officers and Directors, page 14

28.   You appear to have identified Mr. Bram Lecker as your chief financial officer in addition to Mr. Henry Goldberg. Please reconcile. Please reconcile his involvement with the introduction of a spinal therapy pain relief and rehabilitation protocols with the fact that he has a legal background. It appears that the development of such protocols would require some degree of medical or physiological training. Please expand as appropriate to provide information of this nature.

29.   Your discussion of Mr. Jeffrey Levine's business background suggests that he was in the employ of Globe Communications and Zynpak Packaged Products concurrently. Please clarify and revise, as appropriate.

30.   Please advise whether their exists any family relationship between Messrs. Levine. If so, please disclose such relationship pursuant to Item 401(c) of Regulation S-B.

Compensation of the Board of Directors, page 14

31.   Please disclose when such payments are made and, if in stock, how the stock price is
        determined when calculating the number of shares to be issued as compensation.

Description of Business

32.   Please include a discussion of your employees pursuant to Item 101(b)(12) of Regulation
        S-B.

Our Business, page 16

33.   You state that two of your products are manufactured under the "Vital Products" name.
        Your Web site, however, seems to suggest such products are part of the "On the Go"
        brand. Please reconcile. Please also consider disclosing the address of your Web site.
        Please see Item 101(e) of Regulation S-K for guidance.

34.   We note that Sudocrem may be characterized as a pharmacy product. Your Web site
        recommends that consumers ask their doctor for a free sample of the product. Please
        provide a discussion regarding any governmental regulation concerning the
        manufacturing, labeling, advertising and marketing of the product.

Sales and Marketing, page 17

35.   To the extent material, please disclose the status and potential effect of negotiations to
        establish European, South American and South African distribution agreements.

Customers, page 17

36.   We note that you sell to 26 customers ranging from small, independent businesses to
        large retailers. Please advise us if any of the foregoing relationships constitutes greater
        than 10 percent of your revenue. If so, please discuss the material terms of such
        relationship pursuant to Item 101(b)(6) of Regulation S-B and file any agreement
        governing such relationship pursuant to Item 601(b)(10)(i)(B) of Regulation S-B.

Product Development, page 18

37.   Please provide additional disclosure on the eight products currently under development
        and the current status of their development. Please also see Items 101(b)(3) and (10) of
        Regulation S-B for additional guidance.

Management's Discussion and Analysis, page 18

38.   Notwithstanding your recent incorporation, there were historical operations involving the product lines you acquired. In light of this history and experience, please discuss any material known trends, demands, commitments, events and uncertainties that may impact this business and your results of operations. Please also discuss significant company and market developments during the period of the predecessor carve-out financial statements, to provide context for the current status of the company and your prospects for the future. We note, for example, that the three reported years for the childcare division evidenced increasing revenues. Please explain the cause for this increase such as whether the increase was a result of new product introductions, additional sales and marketing efforts or otherwise. Management's discussion and analysis should provide a good overview of management's strategic vision such as their views on the most significant challenges and uncertainties that the company confronts as well as management's views concerning the objectives and opportunities for the company. Please quantify the expected effects of these and other known, material trends and commitments on your future results to the extent possible in accordance with Items 303(b)(1)(iii) and (iv) of Regulation S-B and Section III.B.3 of Release No. 33-8350.

39.   Please provide a materially complete discussion with respect to the results of operations for the reported prior periods of the childcare division and the six months ended December 31, 2005. The usefulness of the predecessor financial statements would be substantially enhanced, as would investor understanding of the status of your current business if management's discussion and analysis is expanded to discuss revenues and expenses reported in the predecessor's financial statements, for the periods included, and explain the differences between the predecessor's operations and your operations. Please note that the discussion of the results of operations should not merely be a recitation of the numerical change in each line item but a materially complete discussion as to the factors that contributed to the change in the line item. To the extent material and know, please also discuss how such factors may affect your future results.

40.   Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e., operating and financing activities) that explains the significant period-to-period variations in each line item, for each period presented (i.e., from the period from May 27, 2005 to July 31, 2005 and for the interim period ended October 31, 2005). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the Release No. 33-8350, which can be found at www.sec.gov/rules/interp/33-8350.htm as it relates to liquidity and capital resources.

41.   Please provide disclosure regarding any off-balance sheet arrangements pursuant to Item 303(c) of Regulation S-B.

Critical Accounting Policies and Estimates, page 19

42.   We note your discussion regarding your treatment of the local currency as the functional currency and your policy with respect to reporting with such local currencies. It appears that additional discussion in risk factors and management's discussion and analysis is necessary to inform investors about the risks and exposure involved in having a business that operates across various currencies. For example, your financial condition as reported in U.S. dollars is affected by changes in the exchange rate of various currencies. Please discuss such risks and quantify the percentage of your business that is subject to currency risks and to what extent currency risks is attributable to different currencies.

Discussion of the Period From May 27, 2005 to Our Year End July 31, 2005, page 20

43.   We note that your financing costs and intangible impairment line items materially affected your results of operations and contributed to your net loss for the period. Please elaborate on such line items in your discussion here and describe the specific financing activities that led to the changes and the underlying events that led to the existence and the determination of the amount of the intangible impairment.

Capital Commitments, page 20

44.   Please quantify your capital needs in the next 12 months and discuss how long you expect your current capital resources to satisfy your needs.

45.   We note your disclosure in note 2 to your financial statements for the quarter ended October 31, 2005 regarding your intention to seek an equity line financing arrangement. We further note your disclosure in note 4 stating that you have financed your operations from notes payable and vendor credit on sales of common stock. Please expand your disclosure to materially discuss the foregoing. Discuss the potential impact if you are unable to establish financing arrangements of these types, and discuss the potential alternatives.

46.   We noted your disclosure that the increase in your note payable (i.e., $150,000) represents interest accumulated during the time period from the acquisition of the assets to the issuance of the Note. Considering the acquisition occurred in July 2005, please reconcile the interest accumulated (the effective rate appears to be approximately 31%) to your statement that the note pays 20% simple annual interest. Please advise or revise.

47.   We also noted that in addition to the $750,000 secured promissory note issued to On the Go Healthcare, you agreed to issue as part of the acquisition, a secured promissory note in the amount of $250,000. Your disclosure on F-18 (Note 2 – Acquisitions) however, indicates you paid for the acquisition by issuing a $750,000 promissory note and $250,000 of common stock. Please clarify and revise as necessary.

Description of Property, page 21

48.   Please discuss all material terms of your month-to-month arrangement for your Concord facilities such as rights with respect to termination. Please consider whether a risk factor is necessary to discuss the absence of a written agreement establishing, for example, a set term for your use of facilities that comprise your offices, manufacturing and distribution.

Additional Information, page 21

49.   Please note that the Commission's offices have moved. Revise the reference to our address accordingly.

On The Go Healthcare, Inc. Financial Statements

General

50.   Please revise to include interim financial statements for the period ending April 30, 2005 (i.e., the period immediately preceding the acquisition), as required by Item 310(c) of Regulation S-B.

Vital Products, Inc. July 31, 2005 Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-13

51.   Please direct your independent accountants to expand the final paragraph to state clearly that there is substantial doubt about your ability to continue as a going concern. Going concern opinions should include the term "substantial doubt." Refer to Section 341 of the Codification of Statements on Auditing Standards.

Statement of Shareholder's Deficit, page F-16

52.   We noted that 9,750,000 shares of common stock were issued for loans. This appears to be inconsistent with the disclosure provided on page 11. If common stock was issued for services, revise your significant accounting policies in Note 3 to include your policy for stock compensation to employees and non-employees. Please clarify and revise.

Notes to Financial Statements

Note 2 – Acquisitions, page F-18

53.   We have reviewed your response to comment 2 of our letter dated February 8, 2006 noting that the fair value of the acquisition was determined by the consideration given, i.e., $750,000 promissory note and $250,000 common stock. Please provide a detailed analysis of how you determined the fair value of the $250,000 of common stock

considering there is currently no market price for the common stock. Please refer to paragraphs 22 and 23 of SFAS 141.

54.   Please revise to include the minimum required disclosures of SFAS 141, see specifically paragraphs 51 through 54.

Note 3 – Significant Accounting Policies, page F-18

55.   We note that there are no disclosures of the allowance for doubtful accounts for the periods presented. Please revise to disclose the accounting policies for charging off uncollectible receivables and the methodology used to estimate your allowance for doubtful accounts. Provide a footnote to disclose the components of accounts receivable (e.g., trade receivables, related party receivables, etc.), including the allowance for doubtful accounts. Please refer to SOP 01-6, Accounting by Certain Entities (including Entities With Trade Receivables) That Lend to or Finance the Activities of Others, paragraph 13c, SFAS 5, paragraph 22 and APB 12, paragraphs 2 and 3.

Note 6 – Intangibles, F-21

56.   We noted from your disclosure and response to comment 2 of our letter dated February 8, 2006 that approximately $400,000 of the purchase price on July 5, 2005 was allocated to intangibles. Please revise to disclose the minimum required disclosures of SFAS 142, see specifically paragraphs 44 through 47.

57.   In addition, tell us how you determined the useful lives of the intangible assets identified. Please refer to the guidance in paragraph 11 of SFAS 142.

58.   We noted that the intangible assets that were purchased on July 5, 2005 were reduced by $150,000 for impairment by July 31, 2005. Please provide a detailed analysis of the indicators that management used to determine that these intangible assets were impaired shortly after the acquisition.

59.   Considering the comment above, tell us how these indicators impacted your estimate of fair value of the intangibles at the acquisition date when you determined the purchase price allocation (under SFAS 141). If the factors were not considered at the acquisition date, tell us why. Please advise.

60.   The aforementioned circumstances (i.e., $150,000 impairment of intangibles) would appear to be a triggering event for a potential impairment under the guidance of SFAS 144. Please tell us whether or not you have tested your long-lived assets for impairment. If you have, please provide us with a robust discussion (detailing both quantitative and qualitative factors considered) of the procedures performed and results of your testing. If you have not performed such testing, please tell us why not and the circumstances that lead to your conclusion that testing was not necessary.

Vital Products, Inc. Financial Statements for the Three Months Ended October 31, 2005

General

61.   Please revise your interim financial statements to include the changes as a result of our comments above.

Statement of Cash Flows, page F-27

62.   Please revise to disclose the cash overdraft (bank indebtedness) as a financing activity. Consequently, the net increase (decrease) in cash and cash at the end of the quarter should be $0.

Notes to Financial Statements

Note 2 – Management's Plan, page F-28

63.   We noted your disclosure that cash flow requirements are supported by an issuance of notes payable. Please justify your disclosure, considering there was no apparent cash in-flow generated by a note payable. Please advise or revise.

Note 4 – Liquidity, page F-28

64.   We noted from your disclosure that you financed operations from notes payable and vendor's credit on sales of common stock. Please revise to expand and clarify your disclosure.

Other

65.   Please revise to include pro forma financial statements showing the effects of the acquisition, as required by Item 310(d) of Regulation S-B.

66.   Please note the updating requirements for the financial statements as set forth in Item 3-10(g) of Regulation S-B, and provide current consents of the independent accountants in any amendments.

67.   Considering the comment above, please ensure the consents provided refer to the appropriate audit report dates and the signature is that of the registered accounting firm and not the individual that performed the audit.

Part II

Recent Sales of Unregistered Securities, page 23

68.   Please separately indicate which sales where made in reliance on Rule 701 under the Securities Act and discuss the basis for your reliance on such exemption from registration.

Undertakings, page 24

69.   Rule 415 and the associated undertakings of Item 512(a) and (g) of Regulation S-B were recently amended. Revise to include all undertakings required by Item 512(a) and (g) of Regulation S-B, as currently in effect.

Exhibits

70.   Please file the form of stock certificate as an exhibit to your registration statement.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774, or Hugh West at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Amy Trombly, Esq.
        1163 Walnut Street, Suite 7
        Newton, Massachusetts 02461
        Telephone: (617) 243-0060
        Facsimile: (309) 406-1426